Exhibit 12
Calculation of earnings to fixed charges

	2005	2004	2003	2002	2001

	(In thousands)
Earnings:
Net income available to common stockholders	$5,930	$9,481	$24,238	$25,378	$20,774
Preferred stock dividends	6,529	5,387	3,342	3,342	2,562
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—

	$12,459	$14,868	$27,580	$28,720	$23,336

Fixed charges:
Preferred dividends	$6,529	$5,387	$3,342	$3,342	$2,562
Interest expense	—	—	—	—	—

	$6,529	$5,387	$3,342	$3,342	$2,562

Ratio of earnings to fixed charges	1.91	2.76	8.25	8.59	9.11